UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File No. 001-40354

Zymergen Inc.

(Exact name of registrant as specified in its charter)

5959 Horton Street, Suite 700

Emeryville, CA 94608

(415) 801-8073

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.001 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1).*

*

On October 19, 2022, pursuant to that certain Agreement and Plan of Merger, dated as of July 24, 2022, by and among Ginkgo Bioworks Holdings, Inc., a Delaware corporation (“Ginkgo”), Pepper Merger Subsidiary Inc., a Delaware corporation and indirect wholly owned subsidiary of Ginkgo (“Merger Sub”), and Zymergen Inc., a Delaware public benefit corporation (the “Company”), Merger Sub merged with and into the Company, with the Company surviving as a wholly owned subsidiary of Ginkgo.

Pursuant to the requirements of the Securities Exchange Act of 1934, Zymergen Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Zymergen Inc.

Date: October 31, 2022	By:	/s/ Enakshi Singh
	Name:	Enakshi Singh
	Title:	Chief Financial Officer